Exhibit 99.1

APPRAISAL OF

CERTAIN

OIL AND GAS INTERESTS

OWNED BY

NEH MIDSTREAM, LLC

AND SOLIS PARTNERS, LLC

LOCATED IN

CHAVES COUNTY, NEW MEXICO

AND HOWARD COUNTY, TEXAS

AS OF DECEMBER 31, 2025

PREPARED FOR

NEW ERA HELIUM CORP. AND SUBSIDARIES

SEC Report

MKM ENGINEERING
F-009377

/s/ Michele K. Mudrone
Michele K. Mudrone, P.E. February 16, 2026

MKM ENGINEERING

Oil and Gas Consulting Services

3905 Sagamore Hill Court

Plano, Texas 75025

February 16, 2026

Mr. E. Will Gray II

New Era Helium Corp.

4501 Santa Rosa Dr.

Midland, TX 79707

Dear Mr. Gray:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the interests of NEH Midstream, LLC (hereinafter referred to as “NEH”) and Solis Partners, LLC (hereinafter referred to as “Solis”), as of December 31, 2025, in certain properties located in Chaves County, New Mexico and Howard County, Texas. We completed our evaluation on February 16, 2026. It is our understanding that the proved reserves estimated in this report constitute 100% of all proved reserves owned by NEH Midstream, LLC and Solis Partners, LLC in the United States.

This report has been prepared for New Era Helium Corp.’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose. Composite proved reserve estimates and economic forecasts are summarized below:

			Proved
			Developed
		Proved	Producing
Net Reserves
Gas	MMcf	14,137.3	14,137.3
NGL	MBbl	0.0	0.0
Oil	MBbl	0.0	0.0
Revenue
Gas	M$	33,369.9	33,369.9
NGL	M$	0.0	0.0
Oil	M$	0.0	0.0
Severance and Ad Valorem Taxes	M$	2,983.3	2,983.3
Operating Expenses	M$	22,891.5	22,891.5
Investments	M$	22,592.6	22,592.6
Operating Income (BFIT)	M$	(15,097.5)	(15,097.5)
Discounted @ 10%	M$	(5,928.2)	(5,928.2)

New Era Helium Corp.

February 16, 2026

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2025 estimated reserves.

Primary Economic Assumptions

Values of proved reserves in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, capital costs, and abandonment costs from the future gross revenue. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth of future net revenue is calculated by discounting the future net revenue at the rate of 10 percent per year compounded annually over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Future prices were estimated using guidelines established by the SEC and the Financial Account Standards Board (FASB). The assumptions used for estimating future prices and expense are as follows:

Gas Prices

Gas price differentials were calculated for each property based on prices received by Solis. The prices were calculated using these differentials to a Henry Hub price of $3.387 per million British thermal units (MMBtu) and were held constant for the lives of the properties. The Henry Hub gas price of $3.387 per MMBtu is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each of the twelve months of 2025. British thermal unit factors were provided by Solis and used to convert prices from dollars per MMBtu to dollars per thousand cubic feet ($/Mcf). The volume-weighted average product price over the life of the properties was $2.36 per thousand cubic feet of gas.

Natural Gas Liquid Prices

Natural Gas Liquid (NGL) price differentials were calculated for each property based on prices received by Solis. The prices were calculated using these differentials to a posted West Texas Intermediate (WTI) at Cushing of $65.34 per barrel and were held constant for the lives of the properties. The WTI oil price of $65.34 per barrel is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each of the twelve 2025. The volume-weighted average product price over the life of the properties was $65.34 per barrel of oil.

New Era Helium Corp.

February 16, 2026

Oil and Condensate Prices

Oil and condensate price differentials were calculated for each property based on prices received by Solis. The prices were calculated using these differentials to a posted West Texas Intermediate (WTI) at Cushing price of $65.34 per barrel and were held constant for the lives of the properties. The WTI oil price of $65.34 per barrel is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each of the twelve months of 2025. The volume-weighted average product price over the life of the properties was $65.34 per barrel of oil.

Production and Ad Valorem taxes

Production taxes were calculated using the tax rates for the state in which the property is located. Ad valorem taxes were calculated using average rates for each county in which the property is located.

Operating Expenses, Capital Costs and Abandonment Costs

Operating costs were based on operating expense records of Solis Partners, LLC and based on current expenses, were held constant for the lives of the properties. Transportation fees were based on current charges of $1.03/MCF. Operating costs, transportation costs, and processing fees were not included in the helium economics as these costs are included in the hydrocarbon economics.

Development costs were furnished to us by Solis and are based on authorization for expenditures for the proposed work or actual costs of similar projects. The development costs furnished to us were accepted as factual data and reviewed by MKM Engineering for their reasonableness; however, we have not conducted an independent verification of these costs. Capital expenditures for plugging, abandonment, and reclamation of the properties at the end-of-project life were included in this report. The economics for the PDP include some years with annual or cumulative negative undiscounted future net income. These years reflect a relatively large expenditure for plug and abandonment cost.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission, except where noted. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangement but not including escalations based on future conditions. The reserves and economics are predicted on the regulatory agency classifications, rules, policies, laws, taxes, and royalties in effect on the date of this report except as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geosciences. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site field inspection of these properties has not been made nor have the wells been tested by MKM Engineering. Possible environmental liability related to the properties has not been investigated nor considered.

New Era Helium Corp.

February 16, 2026

Methodology and Procedures

The reserves were estimated using a combination of the production performance, volumetric, and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts.

The process of estimated reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

For depletion type reservoirs or those whose performance disclosed a reliable decline in producing rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production decline curves, reserves were estimated only to the limits of economic production based on existing economic conditions. In certain cases, when the previously named method could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complex data were available.

As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions, and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information, and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance. Such revisions can be positive or negative.

Gas reserves estimated herein are expressed as sales gas. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel use and shrinkage resulting from the field separation and processing. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit and at the pressure base of the state in which the resources are located. Gas reserves included herein are expressed in thousands of cubic feet (Mcf). Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation. Natural Gas Liquids reserves included in this report are expressed in barrels (bbl) representing 42 United States gallons per barrel.

The reserve estimates were based on interpretations of factual data furnished by Solis Partners, LLC. Ownership interests were supplied by Solis Partners, LLC and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement this data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

New Era Helium Corp.

February 16, 2026

MKM Engineering is independent with respect to Solis Partners, LLC, NEH Midstream, LLC, and New Era Helium Corp. as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (“SPE Standards”). Neither MKM Engineering nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

MKM ENGINEERING
Texas Registered Engineering Firm F-009733

/s/ Michele K. Mudrone
Michele K. Mudrone, P.E.

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